Filed by Alcoa Corporation

(Commission File No. 1-37816)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: South32 Limited

(Commission File No. 333-298679)

The following is an excerpt from a transcript of a conversation with Molly Beerman, Executive Vice President and Chief Financial Officer of Alcoa Corporation (“Alcoa”), at an industry conference, a replay and transcript of which were made available by Alcoa on September 11, 2026, which includes information regarding the proposed transaction between Alcoa and South32 Limited

Alcoa Corporation Jefferies Global Industrials Conference 2026 Thursday, September 10, 2026, 11:30 AM Eastern CORPORATE PARTICIPANTS Molly Beerman – Executive Vice President and Chief Financial Officer OTHER PARTICIPANTS Albert Realini – Analyst, Jefferies LLC Excerpts from:

1 Albert Realini: Molly Beerman: All right . Good, I guess, late morning, everybody . Thank you for attending here at the Jefferies Industrial Conference . We have Alcoa Corporation, CFO, Molly Beerman . Alcoa is a global producer of aluminum, alumina, and bauxite . And I think Molly has some just opening prepared remarks, and then we'll get into some Q&A here . So welcome, everyone . Thanks for your time and interest to those in the room and those joining online . It's an exciting time for Alcoa . We are approaching our 10 - year anniversary as a standalone company, and a lot going on . [***] And third, we announced an acquisition, the largest in our company's history, of South 32 's bauxite, alumina and aluminum assets, transaction we call AliGroup . We are on track to close that transaction in the second half of 2027 . [Editor's Note : The speaker misspoke . The closing is expected to occur in the first half of 2027 . ] So lots going on, and open to your questions, Albert. [***]

4 Albert Realini: Molly Beerman: So, I guess, on some of those operational improvements, obviously, you guys have recently announced kind of a transformative acquisition with the South 32 aluminum and alumina assets . I guess maybe if you could walk us through your strategic thinking there, and maybe how these assets would compete for capital with the rest of the business, right? Is there a certain amount of capital you expect to deploy to these assets to maybe get them up to the Alcoa operating standard? And would that defer some of the CapEx across the rest of the profile that you had slated for maybe operational improvements? So, when you step back and look at the AliGroup acquisition, we are acquiring assets of the type that we're already very familiar with . This is a great fit . We're purchasing a mine and refinery in Western Australia . They're located right next to our current operations . We're buying out the minority interests in our Alumar smelter and refinery in Brazil, again, assets that we're very familiar with . We're buying Hillside smelter in South Africa . That's running technology that's the same as the technology that we're running in two of our smelters . So, it's a very logical grouping of assets in terms of fit and ability to leverage our expertise in those assets . That's giving us scale, will make us more resilient throughout all the market cycles . The profile of the asset is high in cash generation that'll give us additional financial flexibility . The acquisition is also moving us down on the cost curve . We're bringing in assets that are slightly better positioned than Alcoa assets, so we'll be more competitive from that perspective as well . We have synergies, also expectations . I talked about the like assets and deploying our expertise across the newly acquired assets . We expect to get notable synergies to create shareholder value as well . I didn't address your CapEx question, sorry about that . As we went through due diligence and looking at these assets, we were able to make a great assessment about the quality of the assets, loved meeting the teams, very strong operating teams, look forward to welcoming them into the Alcoa family . As we did the evaluation of CapEx needs, these are not assets that have been deprived of capital . They're well - functioning, value - accretive

5 immediately . We anticipate increasing our CapEx spend about $ 350 million to $ 450 million per year with these assets that's on top of Alcoa's outlook for CapEx, which this year is $ 750 million . So we expect to fully support their operating plans and their CapEx needs, the projects that they have underway today as well as their future plans . But this is not a group of assets that needs any catch - up capital . They're well - structured . Okay . And I guess, at the Investor Day in December, when you guys had maybe announced some of that elevated CapEx in the years ahead, the acquisition of the South 32 assets wouldn't impact that at all, right? You'd be able to manage maybe the maintenance CapEx with the South 32 assets, to your point, they don't need incremental maybe growth CapEx, but while also deploying the additional CapEx you had previously guided to . Yeah . We had guided to $ 750 million for this year and then $ 800 million for the next three years, and then stepping back down to $ 750 million . And we go up in the next years because we're planning mine moves on the Alcoa assets . So our Western Australia mines will be moving over this time period . We also have residue storage area work to do, and we're making some investment in bake furnaces at the same time as well across our portfolio . But then we'll step back down to the $ 750 million level . And I think you made a good point earlier where you highlighted the synergies, and I think that's a response into maybe what some might think, hey, is this an acquisition just to grow, right, growth for the sake of growth, but there's clear synergies here . Would you be able to outline maybe on some of those synergies and maybe reiterate or your expectation on some of the timing of the realization of those synergies? Sure . So, we've estimated and announced in announcing the transaction that we have $ 900 million of net present value synergies to realize . And we think of those in three groupings . The first is more near term, and that comes from the benefits from procurement, logistics, and commercial synergies . So, think of those as combining the best of both in terms of raw material supply contracts, indirect contracts, logistics . We both are operating rails, ports, warehouses, facilities, there's many opportunities there . And then in commercial, we'll be able to absorb their sales right within our teams and start to use our practices for direct outreach to end customers . That near - term grouping of synergies, we put an initial value at $ 50 million per year for that, and we'll get that within the first 12 months of close . If you think about that on an NPV basis, that's about 30 % of the $ 900 million in synergies . And that will be, again, starting to realize that immediately . The second group of synergies are process technology, and these will start in two to three years . So this is taking our operating expertise into the South 32 assets . At Worsley, they've held production fairly flat over the last Albert Realini: Molly Beerman: Albert Realini: Molly Beerman:

6 period of time . If you look at our refineries, we continue to add production year - over - year - over - year, not necessarily with massive CapEx projects . It's more about disciplined incremental growth using our best practice coming out of our COE . We will do the same at Hillside . It's kind of the same story . They haven't had the massive smelting experience, so Hillside has remained relatively flat, where our smelters using that same technology have been able to incrementally add each year . So that's the second piece of synergies . And then the last piece of synergies, and this is the biggest, is the life of asset planning for the mines in Western Australia . So, the mine leases sit right next to each other, and if you think about it, the refineries are running in a row, north - south down that mine lease . Today, we're trying to map all of the mines to get the ore to the refinery that makes the most economic sense . When we now have three refineries and two mines sitting next to each other, we'll rework the entire mine plan . We will be able to avoid or defer mine moves . Each mine move is hundreds of millions of dollars . So, if you think about this, over the 20 to 40 years life of a mine, it's massive amounts of savings . So we look at that, we've NPV - ed it back to today's dollars . That's 40 % of the $ 900 million that we'll get through the rework of the mine plans . [***]

7 Molly Beerman: So, any kind of regulatory hurdles maybe you envision with the South 32 transaction? And just, I guess, yeah, maybe what you see as the biggest risks going into closing . So we do have a number of regulatory approvals that are in process . So far, it's going very well . South Africa is a new region for us, so a lot of focus there . On the day that we made the announcement, our Chief Operating Officer and our Chief External Affairs Officer were already on the ground . They were waiting at the President's office . They were able to speak with his Chief of Staff, make sure that they were able to personally introduce Alcoa, our intentions for the asset, our commitment to run the asset . Kind of behind the scenes, we were delighted with their response . They liked the fact that it was a US company coming in . They're trying to build their relationships with the US government . The US government has a very favorable view to South Africa . They're interested in critical minerals . So, there was kind of a natural building and momentum from both governments about the transaction, so very well - received . So, in addition to South Africa and the US approvals, we'll need Australia, that's going very well . We had good support from the Minister of Mines in Australia, and we need approvals in the EU . And who am I forgetting? One more big one that's so now escaped me . Brazil, so sorry . How can I forget my Brazil friends? But those are the big ones that we are pursuing now . There's a couple other filings that will be made, but those are the ones receiving the most attention, but on track . [***] Albert Realini:

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding Alcoa’s proposed transaction to acquire South32 Limited’s equity interests in certain bauxite, alumina, and aluminum assets (the proposed transaction referred to as the “Transaction”); the ability of the parties to complete the Transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the Transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the Transaction; the ability to complete any proposed debt financing in connection with the Transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the Transaction; (b) the prohibition or delay of the completion of the Transaction by a governmental entity; (c) the risk that the Transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses, including financing commitment fees, resulting from the Transaction; (f) uncertainty of the expected financial performance following completion of the Transaction; g) uncertainty of any contingent payment required to be made in connection with the Transaction following completion; (h) failure to realize the anticipated benefits of the Transaction; (i) the occurrence of any event that could give rise to termination of the Transaction; (j) potential litigation in connection with the Transaction or other settlements or investigations that may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; (k) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (l) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (m) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (n) competitive and complex conditions in global markets; (o) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (p) rising energy costs and interruptions or uncertainty in energy supplies; (q) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (r) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (s) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (t) changes in tax laws or exposure to additional tax liabilities; (u) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (v) disruptions in the global economy caused by ongoing regional conflicts and wars; w) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (x) global competition within and beyond the aluminum industry; (y) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (z) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (aa) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (bb) dilution of the ownership position of Alcoa’s stockholders (including as a result of the Transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (cc) our ability to obtain or maintain adequate insurance coverage; (dd) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (ee) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ff) significant declines in the market value of our marketable securities; (gg) our ability to fund capital expenditures; (hh) deterioration in our credit profile or increases in interest rates; (ii) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (jj) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (kk) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (ll) labor market conditions, union disputes and other employee relations issues; and (mm) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and other reports filed by Alcoa with the U.S. Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below).

Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the Transaction, are also more fully discussed in the Registration Statement referred to below. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the Transaction. In connection with the Transaction, Alcoa filed a Registration Statement on Form S-4 on September 1, 2026 (including documents incorporated by reference therein, the “Registration Statement”), with the SEC. The Registration Statement was declared effective and the related final prospectus was filed on September 8, 2026. This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the Transaction. Before making any investment decision, investors are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they contain important information about Alcoa and the Transaction. Investors are able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa.